SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

City of Buenos Aires, November 14, 2024

Messrs.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Ref.: Appointment of the new member of the Audit Committee of YPF S.A.

Dear Sirs,

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities Commission and the corresponding ByMA and MAE Rules.

The Board of Directors resolved at its meeting on November 14, 2024, to appoint Mr. César Rodolfo Biffi as a new member of the Audit Committee due to the acceptance of Mr. José Guillermo Terraf’s resignation from his position as Regular Director for Class D, as informed in the Relevant Fact filed on November 14, 2024.

Therefore, the Audit Committee is composed as follows:

Title	Name	Status

President – Financial Expert	Eduardo Alberto Ottino	Independent

Members	Omar Gutiérrez	Independent

	César Rodolfo Biffi	Independent

Sincerely yours,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 14, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer